February 12, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: China Recycling Energy Corporation
        File No. 000-12536
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
        September 30, 2007

Dear Mr. Wu:

We have reviewed your response letter that we received by email on February 4, 2008 and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please submit your response letter and file your Form 10-KSB/A on EDGAR.

<u>Form 10-KSB</u>

<u>Item 8A Controls and Procedures, page 45</u>

2.   Please revise your disclosures in Item 8A on page 17 to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.   See Item 307 of Regulation S-B. If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5</u>

3.   We have read and considered your response to comment three and your proposed amendment to your 2006 Form 10-KSB. We noted that you included the impairment loss in "other income (expenses)." Since you are presenting a subtotal "(loss) income from operations", please revise your statement of operations to include the impairment loss in that subtotal as required by paragraph 25 of SFAS 144.

4.   Please refer to note 8 and 13 on page 10 and 14, respectively. Please revise your description of your accounting for the impairment loss to be consistent with your restatement of the financial statements.

5.   Please file an Item 4.02 8-K regarding the restatement of your previously issued financial statements. The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Financial Statements

Condensed Consolidated Balance Sheet

6.   We have read and considered your response to comments two and three relating to the amount reported as "Due from a third party." Please address the following comments:

- Explain to us the terms of your settlement agreement with Shanghai Sifang Information Technology Co. (the "debtor") and how you considered these terms in assessing the need for a loss accrual.
- Given that you do not have access to the financial statements of the debtor, explain to us how you were able to assess the debtor's financial ability to pay your receivable and to assess the need for a loss accrual.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant